Filed by iCAD, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: iCAD, Inc.

Commission File No.: 0000749660

The following is a transcript for a presentation given by Dana Brown, President and Chief Executive Officer of iCAD, Inc. (“iCAD”), and Mark Koeniguer, Chief Commercial Officer of iCAD, on April 23, 2025.

Dana Brown:

Good evening, everyone!

On behalf of all of us at iCAD, welcome to AI at Altitude. It’s great to see so many of you here tonight—customers, partners, and friends—thank you for joining us. iCAD is on a mission to create a world where cancer can’t hide!

Tonight is all about celebrating you. Your trust, your partnership, and your shared commitment to better breast health are what make our mission possible.

Before we talk about the future, I want to take a moment to celebrate what we’ve accomplished together. Over the past year, we estimate the over 8 million patients have had their mammogram read with the help of ProFound AI. Since launching our ProFound Cloud solution at SBI last year, we’ve scaled to nearly 50,000 exams per month or a total of over 350,000 exams processed on our Cloud and are on pace to cross half a million exams by July. That’s real momentum, and real impact, and we are just getting started.

At RSNA, we announced FDA clearance of ProFound Detection v4.0, our most advanced AI yet. Early field reports have been outstanding—customers are already seeing increased accuracy, greater efficiency, and more confident reads.

And we’ve welcomed a growing network of new partners—including Densitas, Koios, CancerIQ, RamSoft, deepc, and Carpl.ai (among others)—expanding our reach across risk assessment, decision support, workflow, and imaging infrastructure. Together, we’re creating more flexible, interoperable, and impactful AI-powered care pathways. These are the kinds of milestones that show what’s possible when we lead with purpose and partner with intent—and we’re just getting started.

As many of you know, RadNet recently announced its agreement to acquire iCAD, pending customary closing conditions and regulatory approvals. This is a pivotal moment—not just for iCAD, but for the future of breast imaging. While the transaction has not yet closed, we’re excited about what this potential next chapter could bring.

Once completed, this transaction is expected to position us to accelerate innovation and expand access to next-gen AI solutions—like integrated screening and diagnostic tools, personalized risk models, and enhanced workflow capabilities. Until then, iCAD remains an independent company, and our focus continues to be delivering exceptional value to our customers and partners.

And with that, I’m excited to introduce someone who will be leading the next phase of this journey—our new Chief Commercial Officer, Mark Koeniguer. Mark brings deep experience in healthcare, particularly in the radiology and AI space, strong commercial leadership, and a true passion for customer success. We’re lucky to have him on board, and I think you’ll soon see why.

Mark Koeniguer:

Thank you, Dana—and thank you all for being here tonight. It’s an exciting moment, not just for iCAD, but for the entire breast health community we’re proud to serve.

Looking ahead, upon closing of this merger, we believe bringing together iCAD’s and DeepHealth’s complementary technologies, teams, and expertise could create new opportunities to accelerate innovation across the full spectrum of breast care—from screening and detection to risk assessment and reporting. We remain deeply committed to our mission and to earning your continued trust..

I’ve had the privilege of leading commercial growth through many industry shifts—but this one is different. The opportunity to expand access, improve workflows, and ultimately help more people—that’s what drives us. With my joining iCAD, we remain focused on bringing best in class AI solutions and services to women and their care providers across the globe.

Thank you for your continued trust and collaboration. We’re just getting started, and we’re thrilled to take this next step with all of you.

Dana Brown:

Thanks, Mark. We’re so glad to have your leadership on this journey.

Now, I’d like to recognize the rest of the iCAD team here tonight—please raise your hands. These are the folks working every day to support your teams, and we’re proud to have them with us.

Before we wrap, I just want to say thank you. Your trust and partnership fuel everything we do. Together, we’re helping create a future where AI works smarter, where cancer has fewer places to hide, and where every patient has a clearer path forward.

So enjoy the evening, raise a glass, and together let’s create a world where cancer can’t hide!

Cheers to all of you, and cheers to what’s next – thank you!

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.